SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

April 12, 2007 [redacted]

07022671

SUPPL

By Sedar Filing

Ontario Securit
Autorité des ma
British Columbi
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Secretary-Treasurer Position – Altai Resources Inc. ("Altai" or "the Company")

Please be informed that effective April 5, 2007, Maria Pui-Ching Au will no longer be the Corporate Secretary of Altai Resource Inc.. Niyazi Kacira, President and CEO of the Company, will also assume the position of Corporate Secretary vacated by Maria Au effective the same date. Maria Au will continue as the Treasurer of Altai.

Yours sincerely,
ALTAI RESOURCES INC.

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

RECEIVED
2007 APR 18 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

"Niyazi Kacira"
Niyazi Kacira
President and CEO

Copy By Mail to:

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W., Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION No. 82-2950)

Copy By eMail to:

Bolton & Bolton – Attn: Mr. Doug Bolton
Computershare Investor Services Inc. – Attn: Ms. Shirley Yuen
Standard & Poor's Corporation – Attn: Corporate Files Department

4/18

atcr036~ChangeSecTreas.Sedar.70405

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